

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 4, 2006

Mr. Albert Folsom
Chief Financial Officer
Glen Manor Resources Inc.
4610 So. Ulster Street, Suite 150
Denver, Colorado 80237

> **Re:** **Glen Manor Resources Inc.**
> **Form 10-KSB for Fiscal Year Ended October 31, 2005**
> **Filed February 8, 2006**
> **Form 10-QSB for Fiscal Quarter Ended January 31, 2006**
> **Filed March 15, 2006**
> **File No. 0-31757**

Dear Mr. Folsom:

 We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2005

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

1.   We note that your evaluation of controls and procedures was done within 90 days
        of the filing of the annual report. Revise this disclosure to state that this
        evaluation was done as of the end of the period covered by the report, as required
        by Regulation S-K Item 307.

Changes in Internal Control, page 15

2.   You state that there were no significant changes in internal controls and
        procedures subsequent to the Evaluation Date. Revise this disclosure to address
        any change in your internal control over financial reporting that occurred during
        your last fiscal quarter that has materially affected, or is reasonably likely to
        materially affect, your internal control over financial reporting, as required by
        Regulation S-K Item 308(c).

Statements of Cash Flows, page 29

3.   We note that you have reported changes in notes receivable and investments in oil
        and gas leases as an operating cash flow. Revise this statement to report these
        items as investing cash flows.

Exhibits 31.1 and 31.2

4.   Please revise your certifications to strictly comply with our rules. For example,
        the certification should refer to the "report", not the "annual report", and the word
        "registrant" should be replaced with the phrase "small business issuer". Refer to
        Financial Release 33-8238 or to Item 601(b)(31) of Regulation S-K for further
        guidance.

Form 10-QSB for the Fiscal Quarter Ended January 31, 2006

Exhibits 31.1 and 31.2

5.   Please revise your certifications to strictly comply with our rules. Refer to Financial Release 33-8238 or to Item 601(b)(31) of Regulation S-K for further guidance.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

Mr. Albert Folsom
Glen Manor Resources Inc.
April 4, 2006
page 4

Sincerely,

April Sifford
Branch Chief